Exhibit 99.1

Quipt Home Medical Corp.

Bought Deal Public Offering of Common Shares

Term Sheet	April 17, 2023

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Quipt Home Medical Corp. (the “Company”).

Public Offering:	4,460,000 common shares in the capital of the Company (the “Offered Shares”).

Offering Price:	$7.85 per Offered Share (the “Issue Price”).

Gross Proceeds:	$35,011,000.

Over-Allotment Option:	The Company has granted the Underwriters (as defined below) an option (the “Over-Allotment Option”), exercisable, in whole or in part, by the Co-Lead Underwriters (as defined below), on behalf of the Underwriters, at any time and from time to time up to 30 days following the Closing Date (as defined below), to purchase up to an additional number of Offered Shares (the “Additional Shares”) equal to 15% of the number of Offered Shares sold pursuant to the Offering at a price per Additional Share equal to the Issue Price to cover over-allotments, if any, and for market stabilization purposes.

Form of Offering:	Bought deal, by way of a prospectus supplement to the Company’s base shelf prospectus dated November 11, 2021, in each of the provinces and territories of Canada, other than Quebec, and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed to by the Company and the Co-Lead Underwriters (as defined below), each acting reasonably, provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The Offered Shares may also be offered and sold in the United States only to a limited number of Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act and pursuant to any applicable securities laws of any state of the United States. Any Units offered and sold in the United States shall be issued as “restricted securities” (as defined in Rule 144(a)(3) under the 1933 Act).

Concurrent Private Placement:	The Company and the Underwriters also intend to complete a brokered private placement on a commercially reasonably best efforts basis of common shares of the Company at the Issue Price for gross proceeds of approximately $2,000,000 in the Province of Québec.

Use of Proceeds:	The Company intends to use the net proceeds from the Public Offering and Concurrent Private Placement for repayment of debt, potential future acquisitions, working capital and general corporate purposes.

Eligibility:	The Offered Shares will be eligible for investment under certain statutes as well as for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

Quipt Home Medical Corp.

Bought Deal Public Offering of Common Shares

Term Sheet	April 17, 2023

Listing:	The Company shall obtain the necessary approvals to list the Offered Shares under the Company’s trading symbol “QIPT” on the TSX Venture Exchange, which listing shall be conditionally approved prior to the Closing Date. In addition, the Company shall, prior to the Closing Date, submit an additional shares application with the NASDAQ Capital Market (“NASDAQ”), and shall use commercially reasonable efforts to obtain Nasdaq consent prior to the Closing Date.

Underwriters’ Compensation:	5.0% cash fee.

Underwriters:	Beacon Securities Limited and Canaccord Genuity Corp. (the “Co-Lead Underwriters”), each on its own behalf and on behalf of a syndicate of underwriters (the “Underwriters”).

Closing Date:	On or about April 25, 2023 or such other date as mutually agreed to among the Co-Lead Underwriters and the Company, each acting reasonably.